SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              PITTS & SPITTS, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    72451L105
                                 (CUSIP NUMBER)

                               DAVID M. LOEV, ESQ.
                               VANDERKAM & SANDERS
                            440 LOUISIANA, SUITE 475
                              HOUSTON, TEXAS 77002
                                 (713) 547-8900
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  July 19, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

 IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT

  THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
    SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]

       The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the
          Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|   1  | NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vanderkam & Sanders
--------------------------------------------------------------------------------
|   2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
|   3  | SEC USE ONLY

--------------------------------------------------------------------------------
|   4  | SOURCE OF FUNDS*
         In payment for legal services rendered
--------------------------------------------------------------------------------
|   5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
|   6  | CITIZENSHIP OR PLACE OF ORGANIZATION
         Texas
--------------------------------------------------------------------------------
                           | 7 | SOLE VOTING POWER
NUMBER OF                         400,000
SHARES                      ----------------------------------------------------
BENEFICIALLY               | 8 | SHARED VOTING POWER
OWNED BY EACH                     N/A
REPORTING                   ----------------------------------------------------
PERSON WITH                | 9 | SOLE DISPOSITIVE POWER
                                  400,000
--------------------------------------------------------------------------------

|10 |    SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
|  11  | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  400,000
--------------------------------------------------------------------------------
|  12  | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES *                 N/A
--------------------------------------------------------------------------------
|  13  | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  44.4%
--------------------------------------------------------------------------------
|  14  | TYPE OF REPORTING PERSON *
                                  PN
--------------------------------------------------------------------------------

ITEM 1. Security and Issuer.

Schedule 13D relates to the Common Stock of Pitts & Spitts, Inc. The principal executive offices of Pitts & Spitts, Inc. are located at 14221 Easttex Freeway, Houston, TX 77032.

ITEM 2. Identity and Background

(a)-(c) This Statement in Schedule 13D is being filed by Vanderkam & Sanders. Vanderkam & Sanders is a private partnership whose principal place of business in located at 440 Louisiana, Suite 475, Houston, TX 77002. Hank Vanderkam, Michael Sanders and David Loev are the partners of Vanderkam & Sanders.

(d)-(e) During the last five years, members of Vanderkam & Sanders (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Vanderkam & Sanders is a partnership in Texas with Federal Tax Number 76-0126473.

ITEM 3. Source of Amount of Funds or Other Compensation

Vanderkam & Sanders acquired the 400,000 shares of Common Stock of Pitts & Spitts, Inc. in consideration for legal services rendered.

ITEM 4. Purpose of Transaction

Vanderkam & Sanders acquired the securities of Pitts and Spitts, Inc. for investment purposes. Depending on general market and economic conditions affecting Pitts and Spitts, Inc. and other relevant factors, Vanderkam & Sanders may dispose of some or all of the securities form time to time in open market transactions, private transactions or otherwise.

ITEM 5. Interest in Securities of the Issuer.

(a) Hank Vanderkam, Michael Sanders and David Loev, as the partners of Vanderkam & Sanders beneficially own 400,000 shares of Common Stock, $.001 par value, of Pitts & Spitts, Inc. The shares of Common Stock beneficially owned by the partners of Vanderkam & Sanders constitute approximately 44% of the total number of shares of Common Stock of Pitts & Spitts, Inc., based upon 896,875 shares of Common Stock outstanding as of August 19, 2002 (as reported in the Quarterly Report on Form 10-QSB filed on August 20,
     2002).

(b) Hank Vanderkam and/or David Loev have the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the shares beneficially owned by Vanderkam & Sanders.


(c) Vanderkam & Sanders and its partners have not, during the past sixty (60) days (or since the most recent filing of an SEC Schedule 13D), been involved in any transaction concerning Pitts & Spitts, Inc.'s Common Stock.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Vanderkam & Sanders.

(e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM 7. Material to be Filed as Exhibits.

        None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2002                By: /s/ David Loev
                                             -----------------
                                             Partner of Vanderkam & Sanders